

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2020

Heath Freeman
Chief Executive Officer
Oyster Enterprises Acquisition Corp.
300 Main Street
Stamford, Connecticut 06901

> **Re: Oyster Enterprises Acquisition Corp.**
> **Draft Registration on Form S-1**
> **Submitted November 30, 2020**

Dear Mr. Freeman:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration on Form S-1 Submitted November 30, 2020

Distribution of distributable redeemable warrants..., page 10

1. Please include a sample calculation demonstrating the potential number of redeemable warrants that would be distributed to the extent a hypothetical number of public shareholders redeem their public shares in connection with the business combination.

Risks, page 33

2. Please include a bullet point summary of your principal risks, as required by Item 105(b) of Regulation S-K.

Provisions in our amended and restated certificate of incorporation..., page 66

3. Please revise the disclosure in this section to be consistent with disclosure on page 147 under "Exclusive Forum for Certain Lawsuits".

You may contact at Frank Knapp at 202-551-3805 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction